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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. __)*

                                   Cadiz Inc.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127537207
             ------------------------------------------------------
                                 (CUSIP Number)

                                  June 29, 2006
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

                    ----------------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G


CUSIP NO.  127537207                                         PAGE 2 OF 5 PAGES


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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lloyd I. Miller, III                       ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A) [ ]

                                                                        (B) [ ]
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                                   5    SOLE VOTING POWER
                                        477,398
           NUMBER OF            ------------------------------------------------
            SHARES                 6    SHARED VOTING POWER
         BENEFICIALLY                   142,176
           OWNED BY             ------------------------------------------------
             EACH                  7    SOLE DISPOSITIVE POWER
           REPORTING                    477,398
            PERSON              ------------------------------------------------
             WITH                  8    SHARED DISPOSITIVE POWER
                                        142,176
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         619,574 (The beneficially owned securities reported herein include (i) 55,096 shares of common stock immediately convertible under a $1,000,000 Convertible Note, at a conversion rate of $18.15 and
         (ii) 114,177 shares of common stock immediately convertible under a $2,637,500 Convertible Note, at a conversion rate of $23.10.)
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.4%

--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON
         -----------------------------------------------------------------------
         IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** See Item 4.



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                                                                   Page 3 of 5

Item 1(a).  Name of Issuer:  Cadiz Inc.

Item 1(b).  Address of Issuers's Principal Executive Offices:
            777 South Figueroa Street
            Suite 4250
            Los Angeles, CA 90017

Item 2(a).  Name of Person Filing:  Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            4550 Gordon Drive,
            Naples, Florida  34102

Item 2(c).  Citizenship:  U.S.A.

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:  127537207

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 477,398 of the reported securities as (i) the manager of a limited liability company that is the general partner of certain limited partnerships, (ii) a trustee to a certain grantor retained annuity trust and (iii) as an individual. The reporting person has shared voting and dispositive power with respect to 142,176 of the reported securities as (i) an investment advisor to the trustee of certain family trusts and (ii) the investment advisor to a certain custodial account.

            a)  619,574

            b)  5.4%

            c)   (i) sole voting power:   477,398

                 (ii) shared voting power: 142,176

                 (iii) sole dispositive power: 477,398

                 (iv) shared dispositive power: 142,176

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not Applicable

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                                                                   Page 4 of 5

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                                   Page 5 of 5
                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




     Dated: July 7, 2006                           /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                       Lloyd I. Miller, III